Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES CEO/CFO STEPPING DOWN

02.02.2015

ABERDEEN, Scotland—(BUSINESS WIRE)—KNOT Offshore Partners LP today announced that Arild Vik has decided to step down as CEO and CFO of the partnership. Although Mr. Vik is resigning in order to pursue other interests outside of the partnership, he will be available for the partnership until 30 July 2015. This ensures that the Board has sufficient time to find a suitable replacement to Mr. Vik when he steps down.

“I as Chairman would like to thank Arild for his dedicated effort and passion. I have had the pleasure of working with Arild for thirteen years now, the last two years as his Chairman. During his steady leadership as CEO of KNOT Offshore Partners, Mr. Vik has been responsible for the successful listing of KNOT Offshore Partners on NYSE in April 2013 and the subsequent doubling of its fleet from four vessels at IPO to now eight vessels. This has led to a growth in distributions of about 30% to date with further distribution growth announced for the first quarter 2015. On behalf of the Board, I would like to extend our gratitude for the great work he has done for the Partners. We are very pleased with the development of the partnership during his tenure and we wish him the very best in pursuing other business opportunities.”

Trygve Seglem, the Chairman of the Board

KNOT Offshore Partners LP

Trygve Seglem

phone number: +47 52 70 40 00 / +47 911 28 345